TRUE NORTH ENERGY CORPORATION
2 Allen Center, 1200 Smith Street, 16th Floor
Houston, Texas 77002

May 31, 2007

Jill S. Davis, Branch Chief
Jennifer Goeken
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	True North Energy Corporation
Form 10-KSB for Fiscal Year Ended April 30, 2006 Filed August 14, 2006 File No. 0-51519

Dear Ms. Davis and Ms. Goeken:

We are in receipt of your letter dated April 26, 2007 (the “Letter”) and in connection therewith are filing with this letter a Form 10-KSB/A for True North Energy Corporation (the “Company”) for the fiscal year ended April 30, 2006. Page F-2 of the Form 10-KSB/A contains the audit report of Manning Elliott, Chartered Accountants, for our audited financial statements for the fiscal year ended April 30, 2005. Such audit report was omitted from the original filing. As discussed in the Explanatory Note to the Form 10-KSB/A, no other material changes have been made to the originally filed Form 10-KSB.

In furtherance of your Letter we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TRUE NORTH ENERGY CORPORATION

By:	/s/ John Folnovic
John Folnovic, President